LMS’ MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The management discussion and analysis (“MD&A”) which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical Systems Inc. (“LMS” or “the Company”) for the three months ended March 31, 2007 and 2006, and for the years ended March 31, 2007, 2006 and 2005. This MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes to the financial statements of LMS as at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, applicable to LMS, are set forth in Note 16 to the annual audited consolidated financial statements.

Note Regarding Forward-Looking Statements

Our MD&A contains forward-looking statements which reflect our Company’s current expectations regarding future events. The forward-looking statements in this annual report, which includes this MD&A describe our expectations on June 12, 2007. The forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the “Risk Factors” section of the Company’s form 20-F as well as our Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at June 12, 2007, there were 21,228,724 common shares outstanding, and 1,599,606 options, 234,567 deferred share units and 1,173,022 warrants outstanding to purchase common shares. These figures exclude shares issuable under non-cash Bonus and DSU plans [note 8 of the consolidated financial statements].

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. “We”, “us”, “our”, “our Company” or “LMS” means LMS Medical Systems Inc. and our subsidiaries unless otherwise indicated. CALM is a registered trademark of LMS Medical Systems Inc.

Overview

Since inception, we have been in the business of developing and commercializing a series of leading edge software-based products employed as decision support tools for obstetricians. Our proprietary software tools: CALM Clinical Information System (“CIS”) and CALM Risk management and clinical decision support tools including: CALM Shoulder Screen, CALM Curve and CALM Patterns address the critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the labor & delivery cycle, LMS’ unique technology provides obstetrical teams and hospitals with state-ofthe-art clinical decision support tools, assisting them in achieving clinical and cost effective interventions, while minimizing risks to the patients. Our core technology, CALM, emanated from the research at the McGill University Faculty of Medicine, in Montreal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

With a robust pipeline of products, LMS has been focusing its efforts in 2007 on the expansion of its sales and distribution network and growth of its revenues. During the past year, LMS has achieved the following significant accomplishments:

Financial and corporate:

•	Achieved record revenues of $2.85 million, an increase of 80% over 2006.
•	Tripled the order backlog to $4.40 million from $1.40 million at the end of 2006.
•	Realized a 134% increase in the total new contracts of $5.85 million, including recorded revenues and new backlog, compared to $2.50 million in 2006.
•	Sustained the value of identified sales opportunities being pursued at $25 million, while increasing the order backlog.
•	Recurring technical support and other revenues increased by 70%, from $707,000 in 2006 to $1.2 million in 2007, as a result of an increasing client base.
•	Completed private placements generating $6.68 million in gross cash proceeds.
•	Mr. Michael Maher joined our board of directors. Mr. Maher has over 40 years of Wall Street investment banking experience, having most recently served as Managing Director of Merrill Lynch.

Product reach and acceptance:

•	Tripled the number of new client installations to 27 from 9 in 2006, bringing the total installed base to 56 client sites.
•	Completed a first hospital group win, having been selected by IASIS Healthcare LLC, to install CALM CIS at 12 facilities providing obstetrical services in five US states.
•	CALM Shoulder Screen, a product introduced in late fiscal 2006, has been received positively within hospitals, clinics and the malpractice insurance environment:
-

University of Maryland Medical Center - Baltimore, the OB/GYN Practice Group of the Montreal Jewish General Hospital, the Medical Center of Arlington, Texas, and others, selected CALM Shoulder Screen as a decision support tool used to increase patient safety.

-

University of Minnesota Physicians, an organization providing administrative and medical malpractice insurance to physicians, selected CALM Shoulder Screen, leveraging innovative approaches for obstetrical risk prevention and reduction for physicians and insurers.

•	Internal review of client satisfaction has also been positive including the quality of LMS software, operations and clinical support.

Product development:

•

CALM Clinical Information Systems version 3.03 was released as planned, further increasing the software’s robustness and functionality. CALM 3.03 is a building block supporting extensive interfacing capabilities, benefiting both the Clinical Information System and Risk Management tools.

•

Fulfilled the programming phase of the interoperability components for the private label OB solution under development with McKesson. Completion of the software bridge enables a seamless flow of administrative and clinical information between the LMS system and hospital information management systems. Quality assurance on the application is currently being carried out, with early field implementation being followed immediately by release to the marketplace.

Strategies for development

A sustained increase in our presence in the North American marketplace is expected to continue. We are focusing on the growth of our installed hospital base of our CIS through internal sales and marketing efforts. We are expanding the pipeline of our sales opportunities, by marketing our decision support tools to the insurance and risk management industry and through our collaboration with AON. Our decision support systems are available for distribution, as add-on features, to other parties interested in offering these new tools as part of their client offering within the clinical information systems or as stand alone products. We will continue to build on the strength of our existing relationship with our distributor McKesson by marketing to their broad client base of over 1000 hospitals.

Our key objectives for fiscal 2008 are to:

•	Grow revenues and backlog in a manner, consistent with the last two quarters of 2007;
•	Generate revenues from our private label OB solutions developed for McKesson, our distributor;
•	Commercialization of CALM Patterns in the United States and Canada;
•

Continue to develop activities with risk managers and insurance companies to raise their awareness of the role that our decision support tools can play in addressing medical/legal concerns in obstetrics;

•	Expand the pipeline of additional new products and business alliances, in order to open new market opportunities and extend the reach of our existing line of software and decision support tools.

Our operating results are primarily a function of the following factors:

•	Customer demand for our products and related revenues;
•	Costs associated with sales and marketing efforts; and
•	Expenses related to product development (which are driven by the time frame required to complete a project and staffing requirements).

Selected annual and fourth quarter financial information

	Three- Months Ended March 31, 2007 $	Three- Months Ended March 31, 2006 $	2007 $	2006 $	2005 $
Revenue
Software licenses	898,642	59,930	1,586,078	866,718	756,918
Hardware	61,365	—	61,365	8,579	115,775
Technical support services, consulting and other	477,722	202,135	1,203,822	707,207	187,604
	1,437,729	262,065	2,851,265	1,582,504	1,060,297
Operating Expenses
Research and development expenses	1,053,405	1,150,460	4,067,453	3,940,132	3,838,661
Investment tax credits	(28,986)	(157,273)	(123,986)	(327,227)	(521,396)
Net research and development	1,024,419	993,187	3,943,467	3,612,905	3,317,265
Royalties and other direct costs	242,723	51,502	441,640	243,290	211,220
Administrative	683,132	714,256	2,798,352	2,776,919	2,354,400
Selling, marketing and product management	819,465	724,503	3,021,290	2,479,488	2,352,388
Customer support	224,887	234,811	926,358	952,248	748,515
Quality assurance	50,718	65,712	194,727	215,789	197,009
Stock option expense	135,829	186,821	560,889	735,070	485,000
Special charges	—	—	—	—	762,512
Amortization of capital assets and patents	122,843	72,091	380,420	246,947	182,415
Government grant	—	—	—	(107,787)	—
Foreign exchange loss (gain)	10,928	63,836	15,125	64,050	(86,549)
Total operating expenses	3,314,944	3,106,719	12,282,268	11,218,919	10,524,175
Operating loss	(1,877,215)	(2,844,654)	(9,431,003)	(9,636,415)	(9,463,878)
Net financial income	(17,648)	(50,313)	(118,892)	(230,243)	(227,345)
Net loss	(1,859,567)	(2,794,341)	(9,312,111)	(9,406,172)	(9,236,533)
Basic and diluted loss per share	(0.09)	(0.17)	(0.50)	(0.57)	(0.60)
Cash flow related to:
Operating activities	(1,794,101)	(1,250,507)	(7,926,879)	(6,009,720)	(8,287,001)
Investing activities	963,213	(74,700)	(213,066)	8,693,256	(9,300,566)
Financing activities	2,264,159	(13,004)	6,017,738	(46,323)	19,000,433

	March 31, 2007 $	March 31, 2006 $	March 31, 2005 $
Balance sheet data
Cash and short term investments (see liquidity section for additional information)	3,383,995	5,481,202	11,857,572
Total assets	5,993,764	7,301,200	14,768,368
Total long-term debt (including current portion)	71,774	85,816	83,663
Total shareholders’ equity	2,593,377	4,794,762	12,703,900

Selected quarterly financial information (000s)

	2007
	Q1	Q2	Q3	Q4	Total
Revenue	631	276	506	1,438	2,851
Operating Los	2,594	2,397	2,563	1,877	9,431
Net Loss	2,550	2,361	2,541	1,860	9,312
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.14)	(0.09)	(0.50)

	2006
	Q1	Q2	Q3	Q4	Total
Revenue	268	551	502	262	1,583
Operating Los	2,527	2,184	2,080	2,845	9,636
Net Loss	2,462	2,133	2,017	2,794	9,406
Basic and Diluted Net Loss per Share	(0.15)	(0.13)	(0.12)	(0.17)	(0.57)

Results of operations

For the 3 months ended March 31, 2007 compared to the 3 months ended March 31, 2006

Summary

The increase in revenues of $1.18 million was offset somewhat by higher direct costs and royalties of $191,000 and increased sales and marketing expenses of $95,000. Our net loss for the three-months ended March 31, 2007 decreased to $1.86 million from $2.79 million in 2006. Investment tax credits were lower by $128,000, as a result of lower eligible expenses, and $67,000 in excess prior year claims which were recorded in the comparative period of 2006. Research and development expenses decreases of $97,000 and other expenses, accounted for the balance of the decrease in expenses.

Revenue

As a result of a substantial number of software installations being completed during the quarter, revenue for the three-month period ended March 31, 2007 increased five fold to $1.43 million from $262,000 in 2006. The quarter included an installation of a group of hospitals consisting of 11 client sites. In addition, revenues from technical support, maintenance and other services increased 136% to $478,000 for the three-months ended March 31, 2007 from $202,000 for the same period in 2006. The cumulative effect of additional installations in 2007 and an overall increased client base lead this increase in revenues.

Royalties and Other Direct Costs

The expense for the three-month period ended March 31, 2007 increased to $242,000 compared to $52,000 in 2006. This increase was due to a number of installations completed during the quarter and related costs. These expenses include royalties, purchases of hardware and other direct costs related to achieving revenue.

Research and Development Expenses

Research and development expenses, before investment tax credits, were $1.05 million for the three month period ended March 31, 2007 compared to $1.15 million for the same period in 2006. The lower overall spending decreases were primarily from staffing and consulting expenses.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $29,000 for the three months ended March 31, 2007 compared to $157,000 for the same period in 2006. The final quarter of 2006 included $67,000 related to excess investment tax credits received over the estimates for prior periods, with the remaining decrease explained by the lower amounts of R&D projects that are eligible for investment tax credits, as our products are commercialized.

Administrative

Administrative expenses for the three-month period ended March 31, 2007 at $683,000 were comparable to $714,000 for the same period in 2006.

Selling, Marketing and Product Management

As a result of increased sales activity, selling, marketing and product management expenses for the three-month period ended March 31, 2007 were $819,000 compared to $725,000 for the same period in 2006.

Customer Support

Expenses for this department for the three-month period ended March 31, 2007 of $224,000 was in line with $235,000 in 2006.

Quality Assurance

Expenses for the three-month period ended March 31, 2007 were $51,000 compared to $66,000 for the same period in 2006. Prior year quarter included a higher non-cash bonus.

Stock Option Expense

We accounted for $136,000 in stock option expense during the three-month period ended March 31, 2007 compared to $187,000 for the same period in 2006. The fair value of the options granted in 2005 and 2006, was greater than in 2007, resulting in a higher quarterly expense. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. The overall balance remaining to be amortised over the vesting period has now diminished.

Foreign Exchange

For the three-month period ended March 31, 2007, LMS incurred a foreign exchange expense of $11,000 compared to $64,000 for the same period in 2006 resulting from variation in the US currency rate against the Canadian dollar and the expansion of our activities in the United States.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for the three-month period ended March 31, 2007 was $1.87 million compared to $2.84 million for the same period in 2006, which was primarily due to the substantial increase in revenues of $1.18 million.

We generated net interest, from short-term investments of $18,000 for the three-month period ended March 31, 2007 compared to $50,000 in the same period of 2006, as a result of lower liquidities in 2007.

As a result, our net loss for the three-month period ended March 31, 2007 totalled $$1.86 million ($0.09 per share) compared with $2.79 million ($0.17 per share) for the same period in 2006.

For the year ended March 31, 2007 compared to the year ended March 31, 2006

Summary

Our net loss for the year 2007 decreased to $9.31 million from $9.41 million in 2006. Increases in revenues of $1.26 million were offset by higher direct costs, royalties, sales and marketing expenses of $740,000. Increases in other expenses and a reduction in investment tax credits of $203,000 accounted for the balance of the change.

Revenue

Our revenue for 2007 increased 80% to $2.85 million from $1.58 million in 2006. Software license sales increased to $1.59 million from $867,000 in 2006. Hardware revenue was $61,000 compared to $9,000 in 2006. Technical support, maintenance services and consulting revenues increased to $1.20 million from $707,000 in 2006.

Software revenues increased as a result of 27 new client installations, compared to 9 in 2006, bringing the current client installed base to 56, compared to 29 in 2006. The increase in technical support revenue is a function of our increasing client install base. With our core expertise in the clinical and labor management of obstetrical hospital systems, we are also expanding our services and consulting offerings, having realized $100,000 of revenues from these sources in 2007. We record distributor revenues net of distributor royalties. Approximately 85% [2006 - 89%] of our revenues are generated in the United States, with a balance generated from Canadian operations, which is a distribution we expect to continue. In addition, 73% [2006 - 55%] of our revenues are generated through a distributor.

Royalties and Other Direct Costs

Royalties and other direct costs totalled $442,000 in 2007 compared to $243,000 in 2006. This increase was due to a greater number of installations completed during 2007 and related costs. These expenses include royalties, purchases of hardware and other direct costs related to achieving revenue.

Research and Development Expenses

Research and development expenses, before investment tax credits, were $4.07 million compared to $3.94 million in 2006. The overall expenses for the year increased slightly as a result of higher non-cash bonus of $98,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $124,000 in 2007 compared to $327,000 in 2006. Fiscal 2006 included $67,000 related to excess investment tax credits received over the estimates for prior periods, with the remaining decrease explained by the lower amounts of R&D projects that are eligible for investment tax credits, as our products are commercialized. All research and development costs are expensed as incurred for all periods presented.

Administrative

Administrative expenses include compensation for the corporate, financial and administrative management of LMS, director compensation, general operating expenses, rent, insurance, audit and legal fees, as well as expenses directly related to being a publicly listed company. Overall administrative expenses were in line with prior year at $2.80 million for 2007 compared to $2.78 million in 2006.

Selling, Marketing and Product Management

As a result of increased sales activity, selling, marketing and product management expenses were $3.02 million in 2007 compared to $2.48 million in 2006. These increases were due to new employees in product and clinical management and increased expenses supporting these activities as well as increased commissions. Product management and clinical specialists focus on current and future product and service integration. Sales travel and other expenses increased somewhat, as they related to increased sales activities. Marketing expenses increased in 2007 as a result of new product introductions and related activities.

Customer Support

Expenses for this department were in line with the prior year at $926,000 in 2007 compared to $952,000 in 2006.

Quality Assurance

Expenses for this department decreased slightly to $195,000 in 2007 from $216,000, as a result of fewer regulatory activities in 2007.

Stock Option Expense

We accounted for $561,000 in stock option expense in 2007 compared to $735,000 in 2006. The fair value of the options granted in 2005 and 2006, was greater than in 2007, resulting in a higher annual expense in those years. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. The overall balance remaining to be amortised over the vesting period has now diminished, and based on grants made to date, LMS will be recognizing $247,000 in total or $200,000 in 2008, $42,000 in 2009 and the balance thereafter.

Government Grants

In 2006, we recorded $108,000 related to a government grant which was received during the period, compared to nil in 2007.

Foreign Exchange

In 2006, we incurred a foreign exchange loss of $64,000 compared to a loss of $15,000 in 2007. This is due to the negative impact of the continued weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for 2007 was $9.43 million compared to $9.64 million in 2006.

Net financial income totalled $119,000 in 2007 compared to $230,000 for 2006. The financial income represents primarily interest on excess cash balances, less interest relating to our long-term lease obligations.

As a result, net loss for 2007 was $9.31 million ($0.50 per share) compared to $9.41 million ($0.57 per share) for 2006.

For the year ended March 31, 2006 compared to the year ended March 31, 2005

Revenue

Our revenue for 2006 increased by $522,000 or 49% to $1.58 million compared to $1.06 million in 2005. Software license sales increased to $867,000 in 2006 compared to $757,000 in 2005. Hardware revenue was $9,000 compared to $116,000 in 2005 and technical support revenue was $707,000 compared to $188,000 in 2005. Hardware sales during the current period were lower than the prior year. Hardware sales are only completed at the request of the customer and typically have a commensurate amount of associated costs. LMS records distributor revenues net of distributor royalties. The increase in technical support revenue is a function of our continually increasing install base of client hospitals. As a majority of our revenues are generated in the United States, the revenues continue to be negatively impacted by the weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Royalties and Other Direct Costs

Our expenses for royalties and other direct costs totalled $243,000 in 2006 compared to $211,000 in 2005. The amounts in 2005 are explained predominantly by the cost of hardware in the amount of $113,000 related to single hardware sale. Royalties on software sales, which accounted for $85,000 in 2006 compare to $56,000 in 2005, other direct costs related to achieving revenue accounted for the balance of the increase. The royalty payments relate to third party software used in installations of our software products.

Research and Development Expenses

Research and development expenses, before investment tax credits, amounted to $3.94 million in 2006 and were in line with the $3.84 million incurred in 2005. Overall decreases in expenses, subsequent to the release of CALM 3.0, in mid 2006, were offset by higher non-cash bonus expense recorded in 2006 of approximately $100,000, higher professional fees related to intellectual property work of $57,000 and other items.

Investment tax credits, which are accounted for as a reduction of research and development expenses, totalled $327,000 in 2006 compared to $521,000 in 2005. In 2005, $255,000 of excess investment tax credits, over the estimates made in prior periods, was received and recorded compared to $67,000 in this regard in 2006. All research, development and clinical trial costs are expensed as incurred for all periods presented.

Administrative

Administrative expenses for 2006 were $2.78 million compared to $2.35 million for the same period in 2005. The increase relates primarily to non-cash expenses including $185,000 of non-cash bonus and $150,000 of incremental director deferred share unit compensation. Other increases in expenses related to public company expenses and increased travel and investor relations activities.

Selling, Marketing and Product Management

As a result of increased sales activity, selling, marketing and product management expenses were $2.48 million in 2006 compared to $2.35 million. The increase is also due to an incremental non-cash bonus of $68,000 recorded in 2006 as well as additional employees in product development and related recruitment activities.

Customer Support

The total expenses for this department were $952,000 in 2006 compared to $749,000 in 2006. The increase is a result of an increased number of employees and related expenses required to support an increased installed base of clients. An incremental non-cash bonus expense of $62,000 was also recorded in 2006.

Quality Assurance

The total expense for this department increased slightly to $216,000 in 2006 from $197,000 in 2005. The increase is primarily due to an incremental non-cash bonus expense of $18,000.

Special Charges

In 2005, we incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of our common shares on the Toronto Stock Exchange which occurred on April 22, 2004 and on the

American Stock Exchange which occurred on February 15, 2005. These charges have been recorded on a separate line item on the consolidated statement of operations under Special Charges and represent an amount of $763,000 in 2005, compared to none in 2006.

Stock Option Expense

We incurred $735,000 in stock option expense in 2006 compared to $485,000 in 2005. The 2006 expense reflects the expense of options granted in 2005 and 2006, resulting in a higher overall expense in 2006. As well, the 2005 expense reflects only half a year of option expense, as the options were granted in September 2004. LMS records stock option expense for all stock option awards subsequent to November 1, 2003, when we adopted the transitional provisions of section 3870 Stock Based Compensation. The stock option expense is amortized over three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant. Pro forma expense for stock options granted prior to November 1, 2003 is presented in the notes to the consolidated financial statements.

Government Grants

In 2006, we recorded $108,000 related to a government grant which was received during the period, compared to nil in 2005.

Foreign Exchange

In 2006, we incurred a foreign exchange loss of $64,000 compared to a gain of $87,000 recorded in 2005. This is due to the negative impact of the continued weakness of the US dollar compared to the Canadian dollar, our reporting currency.

Operating Loss and Net Loss

After considering the above expenses, our operating loss for 2006 was $9.64 million compared to $9.46 million for the same period in 2005.

Net financial income totalled $230,000 for 2006 compared to $227,000 in 2005. The financial income represents primarily interest on excess cash balances, less interest relating to our long-term lease obligations.

As a result, our net loss for 2006 totalled $9.41 million ($0.57 per share) compared with $9.24 million ($0.60 per share) for 2005.

Cash flows

Summary of operating position

	Three-Months Ended March 31, 2007 $	Three-Months Ended March 31, 2006 $	2007 $	2006 $	2005 $
Cash flows related to operating activities
Operating before net change in non-cash items	(1,709,270)	(2,340,715)	(7,953,206)	(7,774,816)	(8,456,493)
Net changes in non-cash operating working capital items	(84,831)	1,090,208	26,377	1,765,096	169,492
Cash flows related to Operating activities	(1,794,101)	(1,250,507)	(7,926,101)	(6,009,720)	(8,287,001)

For the three-months ended March 31, 2007 compared to three-months ended March 31, 2006

Cash flows used in operations for the three-months ended March 31, 2007 totaled $1.79 million compared to $1.25 million used in 2006. The overall operating loss in the fourth quarter 2007 was $935,000 lower than 2006, and the variation related to non-cash working capital items accounted for most of the difference in the operating cash flows. The fourth quarter of 2006 included aggregate increases in cash flows from the collection of investment tax credits, accounts receivable and prepaid expenses of $733,000.

Cash flows related to investing activities were an inflow of $963,000 for the three months ended March 31, 2007, compared to an outflow of $75,000 for the same period in 2006. The difference relates mainly to the maturity of short-term investments of $1.0 million in 2007. The remainder of the cash flows used in the period relates to $56,000 [2006 - $25,000] of additions to capital assets and patents.

Cash flows related to financing activities for the three months ended March 31, 2007 were an inflow of $2.26 million compared to an outflow of $13,000 in 2006. The main difference is accounted for by the $2.27 million net cash proceeds from a private placement during the final quarter of 2007, offset by payments on long-term lease obligations in 2007 and 2006.

For the year ended March 31, 2007 compared to the year ended March 31, 2006

Cash flows used in operations totaled $7.93 million for 2007 compared to $6.01 million in 2006. The cash flow used in operations before noncash working capital assets was comparable at $7.95 million in 2007 and $7.77 million in 2006. The majority of the variation in the non-cash items, is explained by the collection of receivables and prepaids in 2006 of $1.32 million (primarily investment tax credits) compared to a use of cash in 2007 of $819,000, primarily from the increase in year end receivables related to increased revenues. Liability related working capital balances were comparable, except for the $387,000 increase in 2007 payables related to the Bonus and Deferred Share Unit plans, which are expected to be settled in shares, but have been recorded as accounts payable until required shareholder approvals are obtained [see note 8 of the consolidated financial statements].

Cash flows used in investing activities totaled $213,000 in 2007 compared to an inflow of $8.69 million in 2006. The difference relates mainly to the maturity in 2006 of short-term investments of $8.96 million. The remainder of the cash flows used in the period relates to $213,000, [2006 - $220,000] of additions to capital assets and patents.

During 2007, we generated $6.02 million from financing activities compared to the $46,000 used in 2006. In 2007, we completed private equity financings raising net proceeds of $6.06 million. In 2007, we repaid $42,000 in obligations due under capital lease obligations, compared to $46,000 in 2006.

For the year ended March 31, 2006 compared to the year ended March 31, 2005

Cash flows used in operations totaled $6.0 million for 2006 compared to $8.29 million for 2005. The difference relates to an increase in our net loss of $170,000, offset by an increase in stock based compensation of $787,000 and an increase in cash from non cash working capital items of $1.60 million. The non cash working capital increased as a result of decreases in accounts receivable of $176,000 and research and development tax credits receivable of $923,000, a reduction in prepaid expenses of $221,000 and an increase in accounts payable and deferred revenues and deposits from distributors of $446,000.

Cash flows provided by investing activities totaled $8.69 million for 2006 compared to cash used of $9.30 million for 2005. The difference relates mainly to the purchase in 2005 and maturity in 2006 of short-term investments of $8.96 million. The remainder of the cash flows used in the period relates to $124,000, [2005 - $300,000] of additions to property, plant and equipment and $97,000 [2005 - $74,000] related to capitalized costs related to patent acquisitions.

During 2006, we used $46,000 in financing activities related to repayment of obligations under capital leases, compared to inflows of $19.0 million in 2005. In 2005, we completed an equity financing whereby we raised gross proceeds of $12.0 million. Options and warrants were also exercised raising an additional $154,000 and $6.95 million respectively. Share issue costs for these transactions were $866,000. Furthermore, in completing the reverse takeover transaction, we raised $958,000 for which we paid fees of $149,000. In 2005 we also repaid obligations under capital leases for an amount of $45,000.

Future outlook

Our focus in 2008 will be on continuing to increase sales and expanding our customer base. We anticipate that the revenue and backlog growth will continue due to following factors:

•	Our growing presence in the marketplace is the result of sales efforts with several hospital groups, the continued success of which should drive further additional revenue opportunities.

•

Increases in revenues related to the CALM Clinical Information System and our risk management tools are anticipated pending the release of interoperability components for a private branded product developed in conjunction with McKesson where commercial availability of this product is scheduled for this summer.

•

As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

•	Additional revenues are expected from the commercial release of CALM Patterns this year.
•	New products and business alliances are being pursued to develop additional market opportunities thereby extending the reach of our existing line of software and risk management tools.

Based on our current operating plan, we expect our research and development expenses to remain stable as we focus on a timely interface of our systems with a distributor, continuing the development of our CALM suite of products, and releasing CALM Patterns.

Royalties and other direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix. Hardware costs are typically a higher percentage of the related hardware revenue than other direct costs. We do not intend to sell hardware unless required by customers.

Selling, marketing and product management expenses are expected to rise, due to increased commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product and service integration and development.

Administrative expenses are expected to remain in line with the levels of expense experienced in 2007. Customer support expenses are expected to remain stable.

Our spending on capital assets and patents is not expected to increase significantly over the coming year.

Based on the current operating plan, the anticipated revenue increases should more than compensate for the expected slight increase in total expenses. We believe we will have sufficient resources to fund operations for the next twelve months.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the United States and in other markets and to enter into additional business relationships, further financing maybe required to support our operations in the future.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $54.71 million from equity-based financings.

We may require additional financing to expand our operations and intend to raise funds from time to time. Funding requirements may vary depending on a number of factors, including the progress of our research and development program, the establishment of collaborations and the market acceptance of our products in North America and internationally.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

Liquidity and capital resources

We may require additional financing to grow and expand our operations and plan to raise funds from time to time. Funding requirements may vary depending on a number of factors including the progress of our research and development program, the establishment of collaborations, the development of the international sector, and penetration rates in the North America.

For financial statement purposes, our accounts receivable exclude $513,000 [2006 - $282,000] which has been invoiced, but for which the related revenues are not earned. As such, in addition to being excluded from accounts receivable, the amount is excluded from the deferred revenue balance. Also, under our contract with a distributor, we are entitled to receive amounts for contracts contained in our backlog. As at March 31, 2007, this amount, which does not qualify as a receivable under generally accepted accounting principles, amounted to $1.44 million. These amounts, totalling $1.95 million represent additional future liquidity for LMS, as the deferred revenue liability related to these items is a non-cash item, which will be settled by delivery of our software products and services, in the normal course of operations.

From time to time, we may invest, excess cash, in liquid, high-grade investment securities of Canadian Chartered banks or Canadian Government T-bills, with varying terms to maturity, taking into account operating, capital and cash-flow requirements. Any deviations from these types of investments need to be specifically authorized by the Board of Directors of LMS.

Long-term debt and other cash obligations

As at March 31, 2007 we had no debt other than obligations under capital leases, which totalled $71,000 (including interest) and are repayable over the next 5 years. Our other operating obligations originate from our operating leases. Our total contractual cash obligations are as follows:

	2008	2009	2010	2011	2012	Total
Capital Leases	44,000	37,000	3,000	—	—	84,000
Operating Leases	213,000	10,000	10,000	7,000	2,000	242,000
Total	257,000	47,000	13,000	7,000	2,000	326,000

Under a lease agreement, for our premises, we are required to issue a letter of credit for an amount of $25,000 secured by an investment of an equivalent amount. The letter of credit will be reduced gradually to $12,500 in February 2008. In addition, under an agreement with a bank, a $50,000 investment is held as a security.

We lease approximately 9,300 square feet of office space in Montréal, Québec, Canada. In 2003, we renewed our lease for a term of five years, commencing on March 1, 2003 and terminating on February 28, 2008. We have initiated discussions with our current landlord and other parties in order to renew the terms of our lease for our main premises. Given the current market conditions, we expect to be able to renew our lease on same or better terms in the coming months.

Other agreements

Prior to 2006, we entered into a license agreement with a third party in connection with databases to be used within our software products. The license agreement is renewable every year and provides non-transferable, non exclusive licenses until June 2007 and is subject to royalties on revenues derived from the product of the third party.

Under a research agreement entered into in 2006, we are committed to payments for research expenses of $42,000 in fiscal 2008.

Distribution agreements

We are seeking to establish our proprietary software as the standard of practice in the industry. We intend to do this through the marketing efforts of our sales staff in Canada and the United States. In addition, we intend to enter into distribution and marketing arrangements with third party distributors and marketers in new markets.

We are focusing on the growth of our installed hospital base for our CIS through internal sales and marketing efforts. We are expanding the pipeline of our sales opportunities, by marketing our decision support tools and CIS to the insurance and risk management industry and different channels of distribution.

Our decision support systems are available for distribution, as add-on features, to other parties interested in offering these new tools as part of their client offering within their clinical information systems or as stand alone products. As such, we have as of today entered in to agreements, with AON Risk Services and McKesson Information Systems, LLC.

LMS and AON work together to expand their customer base to assist hospitals in improving their risk management profile in obstetrics.

The agreement with McKesson covers the United States. McKesson is responsible for direct sales of CALM to its own customers in this territory. McKesson is a leading provider of supply, information and care management products and services designed to reduce costs and improve quality across healthcare. We are completing the interface of CALM software with the McKesson systems. The interface process is expected to be completed in fiscal 2008. This interfaced product will give hospitals the opportunity to benefit from the flow of patient, clinical and financial data across the enterprise. We will continue to build on the strength of our existing relationship with our distributor McKesson by marketing to their broad client base of over 1000 hospitals.

In connection with this agreement, the distributor agreed to acquire licenses and advanced a cash consideration of US$500,000 [$649,000]. During 2007, the conditions for revenue recognition for a portion of the balance were met, with the remaining balance of US $333,333 [$432,288] included in deferred revenues and deposits from distributors on the balance sheet as at March 31, 2007.

Shareholders’ Equity

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares, warrants and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $54.7 million from equity-based financings.

At March 31, 2007 the total Capital Stock of the Company was $54.71 million compared to $47.67 million in 2006. In fiscal 2007, Capital Stock increased $6.56 million as a result of private placement financings and $484,000 in shares issued under the non-cash bonus plan. Contributed Surplus increased as a result of the expiry of warrants of $13,000 (with a corresponding decrease in warrants balance) and an amount of $561,000 related to stock based compensation that was recorded in the consolidated statement of operations. We also recorded non-cash expenses of $201,000 related to the director’s Deferred Share Unit plan and $675,000 related to the share bonus plan [see note 8 of the consolidated financial statements], which have been included as an expenses in the statement of operations.

Bonus plan

In fiscal 2005, we established a Bonus Plan [the “Bonus Plan”] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the Bonus Plan was approved. At the 2006 annual general meeting the maximum number of shares issuable under this plan was increased from 250,000 to 500,000. Details related to the expenses recorded under the non-cash bonus for 2007, 2006 and 2005 are disclosed in the note 8 [iv] of the consolidated financial statements.

Deferred Share Unit plan

In fiscal 2005, we established a Deferred Share Unit plan [the “DSU Plan”] that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the DSU Plan was approved. At the 2006 annual general meeting the maximum number of deferred share units issuable under this plan was increased from 125,000 to 250,000. We have the option to remit either cash or common shares to settle the deferred share units. Details related to the expenses recorded under the non-cash DSU for 2007, 2006 and 2005 are disclosed in the note 8 [v] of the consolidated financial statements.

Stock exchange listing requirements

We are listed on the Toronto Stock Exchange [“TSX”] and the American Stock Exchange [“AMEX”]. Towards the end of 2007, we did not meet certain AMEX minimum listing requirements relating to our shareholder equity and were notified by AMEX of this default. As allowed under the rules of AMEX, we presented a plan which would bring our listing requirements within the allowable listing requirement within 18 months from February 2007. This plan was accepted by the AMEX. As at March 31, 2007, we believe that we should be able to successfully implement this plan and thereby become in compliance with AMEX listing requirements. However, no assurance of guarantee can be given that AMEX will continue to list our securities. Loss of the AMEX stock exchange listing may limit our ability to complete financings in the United States.

Related party transactions

We enter into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount. The related party transactions management fees expense amounted to $192,300, $191,532 and $184,167 for the years ended March 31, 2007, 2006 and 2005 respectively. Balances due in connection with these transactions are included within accounts payable and amount to $32,050 as at March 31, 2007 and nil as at March 31, 2006.

Reverse takeover transaction

On April 1, 2004, LMS [formerly Trophy Capital Inc.] acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. in exchange for 2.70727 common shares of LMS for each share of LMS Medical Systems Ltd. acquired and 300 shares of LMS for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures. As a result, LMS became the legal parent company of LMS Medical Systems Ltd. All options and warrants issued by LMS Medical Systems Ltd. were transferred to LMS. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS Medical Systems Ltd. The historic shareholder’s equity of LMS has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of LMS also give effect to the reverse takeover transaction for all periods presented.

Dividends

We do not anticipate paying dividends in the next fiscal year.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 16 of the consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

Revenue recognition

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provision of the American Institute of Certified Public Accountants Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from software licenses and hardware when persuasive evidence of an arrangement exists, delivery, installation and client’s acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service and consulting revenues are recognized as services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and technical support services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately. If VSOE cannot be determined, and all other revenue recognition criteria have been met, revenues from multiple element managements are recognized ratably over the period for which the technical support service is provided.

Research and development expenses and Investment Tax Credits

Research expenses are charged against income in the year of expenditure. Development expenses are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim: [1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above. Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

As at March 31, 2007, our investment tax credit receivables recorded amount to $124,000 relating to our current year claim. To date, substantially all of our investment tax credits claimed filed and assessed by the government authorities have been accepted favourably as submitted.

Stock-based compensation plan

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective November 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all our stock-based compensation. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue the existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November 1, 2003.

We provide pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan.

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plans is determined using the fair value method computed with the Black Scholes option pricing model. The related expense is recognized over the vesting period of such options, allowing for forfeitures, estimated by management.

Income taxes

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

Impairment of long-lived assets

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including capital assets and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

Recent accounting pronouncements under Canadian GAAP

Effective April 1, 2007, we will adopt the new provisions of the CICA handbook on accounting for financial instruments, includingsections 3855 “Financial Instruments - Recognition and Measurement”, 3865 “Hedges” and 1530 “Comprehensive income”. The new provisions will affect the accounting for financial instruments and hedges and will introduce a new consolidated statement of comprehensive income and a new component of accumulated other comprehensive income within shareholders’ equity.

The standards require that all the financial assets and liabilities be classified as available for sale, held for trading, held to maturity or loans and receivables.

For assets classified as available for sale, the unrealized changes in market value will be reflected in other comprehensive income until the financial asset is disposed of, or has become impaired. Unrealized net gains related to assets designated as available for sale as at April 1, 2007, will be accounted for as an adjustment in accumulated other comprehensive income.

For assets classified as held for trading, the unrealized gains and losses are recognized in income. Unrealized net gains related to assets and liabilities designated as held for trading as at April 1, 2007, will be accounted for as an adjustment to retained earnings.

For investments to be classified as loans and receivables or as held to maturity, the assets will continue to be carried at amortized cost.

The impact of adopting these new provisions is not expected to be significant on the Company’s consolidated financial statements.

Recent accounting pronouncements under U.S. GAAP

In June 2006, the FASB issued FASB Interpretation No. 48 [FIN 48], “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning on or after December 15, 2006. We will adopt this interpretation on April 1, 2007, and are currently assessing the impact of the adoption on the consolidated financial statements.

In September, 2006, the FASB issued SFAS No 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning on or after November 15, 2007. We will adopt this statement on April 1, 2008 and are currently assessing the impact of the adoption on the consolidated financial statements.

Disclosure controls and procedures

We are responsible for establishing and maintaining the LMS’s disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the fiscal year ended March 31, 2007, based on such evaluation.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements at March 31, 2007.

Foreign operations and foreign currency transactions

Large portion of our revenues and some of our expenses are generated in the Unites States. From April 1, 2004 to March 31, 2007 the Canadian dollar has appreciated against the US dollar by approximately 5.5%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

Risk factors

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to our Form 20F.

Other MD&A requirements

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at www.sec.gov.

Consolidated Financial Statements

LMS Medical Systems Inc.

As at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005.

Management’s Responsibility for Financial Statements

We are responsible for the preparation and integrity of the LMS consolidated financial statements and all other financial information contained in the Annual Report. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on our best estimates and judgement. We consider that the consolidated financial statements present fairly in all material respects the financial position of LMS, the results of its operations and cash flows. Financial information contained elsewhere in this Annual Report is consistent with the information contained in the financial statements.

To fulfill our responsibility, we have developed and maintain internal accounting controls and established policies and procedures designed to ensure the reliability of financial information and safeguarding of assets. The internal control systems and financial records are subject to review by the external auditors during the examination of the consolidated financial statements.

The Board of Directors oversees our performance over financial reporting and internal controls. The Board of Directors carries out its responsibility with regard to the consolidated financial statements through the Audit Committee.

The Audit Committee, which is composed exclusively of outside directors, meets regularly with the external auditors, and with management, to discuss accounting policies and practices, internal control systems, the scope of audit work and to assess reports on audit work performed. The external auditors have free and direct access to the Audit Committee, with or without the presence of management, to discuss results of their audits and any recommendations that they have for improvements in internal controls, the quality of financial reporting and any other matters of interest. Our consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

June 12, 2007

/s/ Diane Côté	/s/ Yves Grou
Diane Côté	Yves Grou, CA
President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of LMS Medical Systems Inc.

We have audited the consolidated balance sheets of LMS Medical Systems Inc. (the “Company”) as at March 31, 2007 and 2006 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended March 31, 2007. These financial statements are the responsibility of LMS Medical Systems Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of LMS Medical Systems Inc. as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2007 in conformity with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Chartered Accountants

Montréal, Canada

June 11, 2007

Consolidated Financial Statements

LMS Medical Systems Inc.

Incorporated under the Canada Business Corporations Act

CONSOLIDATED BALANCE SHEETS

As at March 31 [In Canadian dollars]

	2007 $	2006 $
ASSETS
Current assets
Cash and cash equivalents	3,358,995	5,481,202
Short-term investments [market value 2007 - $25,000]	25,000	—
Accounts receivable [notes 3 and 13]	1,567,463	563,436
Investment tax credits receivable [note 14]	124,000	260,000
Prepaid expenses	106,042	155,223
Total current assets	5,181,500	6,459,861
Investments - restricted [market value 2007 - $75,000, 2006 - $100,000] [note 9 [v]]	75,000	100,000
Capital assets [notes 4 and 7]	500,308	550,167
Patents [note 5]	236,956	191,172
	5,993,764	7,301,200
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [notes 6 and 10]	1,351,635	1,436,442
Leasehold inducements [notes 9 [i]]	62,818	—
Amounts due under the bonus and deferred share unit plans [notes 8 [iv] and [v]]	387,000	—
Deferred revenue and deposits from distributor [note 9 [iv]]	1,168,238	551,892
Current portion of long-term debt [note 7]	35,186	36,437
Total current liabilities	3,004,877	2,024,771
Long-term portion of deferred revenue and deposits from distributor [note 9 [iv]]	358,922	432,288
Long-term debt [note 7]	36,588	49,379
	3,400,387	2,506,438
Shareholders’ equity [note 8]
Capital stock [note 8 [i]]	54,706,512	47,665,694
Warrants [notes 8 [i] and [ii]]	411,333	234,027
Contributed surplus [notes 8 [ii] and [iii]]	2,729,235	2,153,743
Accruals for bonus to be paid by issuing common shares [note 8 [iv]]	297,000	485,373
Deferred share units [note 8[v]]	419,816	226,925
Deficit	(55,970,519)	(45,971,000)
Total shareholders’ equity	2,593,377	4,794,762
	5,993,764	7,301,200

Commitments and contingencies [note 9]

See accompanying notes

On behalf of the Board:

/s/ Diane Côté	/s/ Benoit La Salle
Diane Côté	Benoit La Salle
Director	Director

Consolidated Financial Statements

LMS Medical Systems Inc.

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, [In Canadian dollars]

	2007 $	2006 $	2005 $
Revenue
Software licenses [note 13]	1,586,078	866,718	756,918
Hardware	61,365	8,579	115,775
Technical support services, consulting and other [note 13]	1,203,822	707,207	187,604
Total revenues	2,851,265	1,582,504	1,060,297
Operating expenses
Research and development expenses	4,067,453	3,940,132	3,838,661
Investment tax credits [note 14]	(123,986)	(327,227)	(521,396)
Net research and development expenses	3,943,467	3,612,905	3,317,265
Royalties and other direct costs	441,640	243,290	211,220
Administrative [note 10]	2,798,352	2,776,919	2,354,400
Selling, marketing and product management	3,021,290	2,479,488	2,352,388
Customer support	926,358	952,248	748,515
Quality assurance	194,727	215,789	197,009
Stock option expense [note 8 [iii]]	560,889	735,070	485,000
Amortization of capital assets	360,033	231,224	176,473
Amortization of patents	20,387	15,723	5,942
Government grant	—	(107,787)	—
Special charges [note 11]	—	—	762,512
Foreign exchange loss (gain)	15,125	64,050	(86,549)
Total operating expenses	12,282,268	11,218,919	10,524,175
Operating loss	(9,431,003)	(9,636,415)	(9,463,878)
Interest on long-term debt	9,218	9,121	18,928
Interest revenue and other income	(128,110)	(239,364)	(246,273)
Net loss	(9,312,111)	(9,406,172)	(9,236,533)
Basic and diluted loss per share	(0.50)	(0.57)	(0.60)
Weighted average number of common shares - basic and diluted	18,558,265	16,530,831	15,284,511

See accompanying notes

Consolidated Financial Statements

LMS Medical Systems Inc.

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended March 31, [In Canadian dollars]

	2007 $	2006 $	2005 $
Deficit, beginning of year	(45,971,000)	(36,564,828)	(26,224,654)
Net loss	(9,312,111)	(9,406,172)	(9,236,533)
Shares and warrants issue expenses	(687,408)	—	(865,625)
Costs related to the reverse takeover [note 1]	—	—	(238,016)
Deficit, end of year	(55,970,519)	(45,971,000)	(36,564,828)

See accompanying notes

Consolidated Financial Statements

LMS Medical Systems Inc.

Incorporated under the Canada Business Corporations Act

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended March 31, [In Canadian dollars]

	2007 $	2006 $	2005 $
OPERATING ACTIVITIES
Net loss	(9,312,111)	(9,406,172)	(9,236,533)
Adjustments for non-cash items:
Amortization expense	380,420	246,947	182,415
Amortization of leasehold inducements	(72,295)	—	—
Stock based compensation [note 12]	1,050,780	1,384,409	597,625
	(7,953,206)	(7,774,816)	(8,456,493)

Net changes in non-cash operating working capital items [note 12]	26,327	1,765,096	169,492
Cash flows related to operating activities	(7,926,879)	(6,009,720)	(8,287,001)

INVESTING ACTIVITIES
Purchase of investments - restricted [note 9 [v]]	(75,000)	(50,000)	(50,000)
Maturity of investments - restricted [note 9 [v]]	100,000	—	—
Purchase of short-term investments	(2,050,153)	—	(8,876,020)
Maturity of short-term investments	2,025,153	8,963,583	—
Additions to capital assets	(146,895)	(123,719)	(300,323)
Additions to patents	(66,171)	(96,608)	(74,223)
Cash flows related to investing activities	(213,066)	8,693,256	(9,300,566)

FINANCING ACTIVITIES
Repayment of long-term debt, obligations under capital lease [notes 4 and 7]	(42,208)	(46,323)	(45,473)
Issuance of capital stock	6,556,623	—	19,101,915
Issuance of warrants	122,525	—	—
Share and warrant issue expenses	(619,202)	—	(865,625)
Issuance of capital stock resulting from he reverse takeover transaction	—	—	958,432
Costs related to the reverse takeover transaction	—	—	(148,816)
Cash flows related to financing activities	6,017,738	(46,323)	19,000,433
Net change in cash and cash equivalents	(2,122,207)	2,637,213	1,412,866
Cash and cash equivalents, beginning of year	5,481,202	2,843,989	1,431,123
Cash and cash equivalents, end of year	3,358,995	5,481,202	2,843,989

Supplementary information
Interest paid	9,218	9,121	18,928
Investment tax credits received	259,986	1,250,115	548,834

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006 [In Canadian dollars]

1.	DESCRIPTION OF BUSINESS AND REVERSE TAKEOVER TRANSACTION

Description of business

LMS Medical Systems Inc. [“LMS”] is incorporated under the Canada Business Corporations Act. Since inception, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians. LMS’s pipeline of proprietary software tools addresses critical unmet medical needs in labour and delivery settings. While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

To date LMS has financed its cash requirements primarily from software and technical support revenues, share and warrant issuances, loans payable, convertible debentures and investment tax credits. The success of LMS is dependent on obtaining the necessary regulatory approvals in order to generate revenue from the sale of its products and achieve future profitable operations.

Reverse takeover transaction

On April 1, 2004, LMS [formerly Trophy Capital Inc.] acquired substantially all shares and unsecured convertible debentures from the shareholders and the debenture holders of LMS Medical Systems Ltd. in exchange for 2.70727 common shares of LMS for each share of LMS Medical Systems Ltd. acquired and 300 shares of LMS for each $1,000 of principal amount of the $5.8 million unsecured convertible debentures. As a result, LMS became the legal parent company of LMS Medical Systems Ltd. All options and warrants issued by LMS Medical Systems Ltd. were transferred to LMS. The number and the exercise price of warrants and options outstanding as at March 31, 2004 were also adjusted to reflect the exchange ratio of 2.70727.

Following the reverse takeover transaction, historical financial information presented for comparative purposes by the legal parent company is that of LMS Medical Systems Ltd. The historic shareholders’ equity of LMS has been retroactively restated for the number of shares received in the reverse takeover transaction. Earnings per share calculations of LMS also give effect to the reverse takeover transaction for all periods presented.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 16, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. The significant accounting policies used in their preparation are as follows:

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the period. Actual results may vary, and such differences may be material.

Consolidated financial statements

These consolidated financial statements include the accounts of LMS and its wholly-owned subsidiaries, LMS Medical Systems Ltd. and LMS Medical Systems (USA) Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

2.	SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances and cash equivalents with an initial maturity date of less than three months. Cash equivalents are recorded at cost, which approximates market value.

Short-term investments

Short-term investments consist of commercial paper and are recorded at the lower of cost and market value. The carrying value of commercial paper includes the accretion of the interest to reach the nominal value at expiration date.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. The Company establishes its estimates based on the aging of the accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower, actual write-offs may be greater than initially expected.

Investments - restricted

Cash and short-term investments that are subject to restrictions that prevent its use for current purposes are presented as investments - restricted within the long-term assets section.

Research and development expenses and investment tax credits

Research expenses are charged against income in the year of expenditure. Development expenses are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for investment tax credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the investment tax credit claim: [1] the technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above. Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

Capital assets

Capital assets are recorded at cost and are amortized over their estimated useful lives using the following methods and rates:

	Methods	Rates
Computer hardware	Declining balance	30%
Computer software	Straight-line	2 years
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	Over the term of the lease
Computer hardware under capital lease	Straight-line	3 years
Office equipment under capital lease	Straight-line	3 years

2.	SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Patents

Costs related to patents and registration of trademarks are recorded at cost. Amortization is provided over their estimated useful lives on a straight-line basis over 15 years.

Impairment of long-lived assets

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including capital assets and patents, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets. The impairment loss is presented within amortization expense of the related assets.

Income taxes

LMS follows the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Stock-based compensation

As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective November 1, 2003, LMS changed its method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. LMS adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, LMS, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November 1, 2003.

LMS provides pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan [see note 8 [iii]].

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under the LMS’s stock option plans is determined using the fair value method computed with the Black Scholes option pricing model. The related expense is recognized over the vesting period of such options, allowing for forfeitures, estimated by management.

Share issuance expenses

Share and equity instrument issue expenses are recorded as an increase in deficit.

2.	SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method.

The shares to be issued under the DSU plan are included in the computation of basic loss per share since shares issuable after a mere passage of time are not contingently issuable. The shares to be issued under the bonus plan are included in the computation of basic loss per share when such bonus awards are approved by the Board of Directors. The options and warrants to purchase common shares, as well as those shares to be issued under the bonus plans, were not included in the computation of the diluted loss per share because the effect would be anti-dilutive. The impact of the conversion of the convertible debentures was not included in the computation of the diluted loss per share because the effect would be anti-dilutive.

Revenue recognition

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. LMS recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

LMS recognizes revenue from software licenses and hardware when persuasive evidence of an arrangement exists, delivery, installation and client’s acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service and consulting revenues are recognized as services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and technical support services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately. If VSOE cannot be determined, and all other revenue recognition criteria have been met, revenues from multiple element arrangements are recognized ratably over the period for which the technical support service is provided.

Foreign currency translation

The functional currency of LMS and its U.S. subsidiary is the Canadian dollar. Accounts in foreign currencies have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the transaction dates. Revenues and expenses are translated at average rates prevailing during the period, except for amortization, which is translated at exchange rates prevailing when the related assets were acquired. Gains and losses arising from fluctuations in exchange rates are reflected in net earnings of the year.

2.	SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Recent accounting pronouncements

Financial instruments, comprehensive income and hedges

Effective April 1, 2007, the Company will adopt the new provisions of the CICA handbook on accounting for financial instruments, including sections 3855 “Financial Instruments - Recognition and Measurement”, 3865 “Hedges” and 1530 “Comprehensive income”. The new provisions will affect the accounting for financial instruments and hedges and will introduce a new consolidated statement of comprehensive income and accumulated other comprehensive income, a new component within shareholders’ equity.

The standards require that all the financial assets be classified as available for sale, held for trading, held to maturity or loans and receivables, and that financial liabilities be classified as held for trading or other.

For assets classified as available for sale, the unrealized changes in fair value will be reflected in other comprehensive income until the financial asset is derecognized, or has become impaired. Unrealized net gains or losses related to assets designated as available for sale as at April 1, 2007, will be accounted for as an adjustment in accumulated other comprehensive income.

For assets classified as held for trading, the unrealized gains and losses will be recognized in income. Unrealized net gains and losses related to assets and liabilities designated as held for trading as at April 1, 2007, will be accounted for as an adjustment to retained earnings

For investments classified as loans and receivables or as held to maturity, the assets will continue to be carried at amortized cost.

The impact of adopting these new provisions is not expected to be significant on the Company’s consolidated financial statements.

Accounting changes

In July 2006, the CICA issued changes to the CICA Handbook section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policy, estimates and errors on the financial statements and; disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. Changes to this section are effective for interim and annual periods beginning on or after April 1, 2007.

3.	ACCOUNTS RECEIVABLE

	2007 $	2006 $
Trade accounts receivable	1,406,264	472,680
Commodity taxes	144,485	88,482
Other receivables	16,714	2,274
	1,567,463	563,436

No allowance for doubtful accounts has been recorded for the years presented.

4.	CAPITAL ASSETS

	Cost $	Accumulated amortization $	Net carrying Value $
2007
Computer hardware	507,474	348,648	158,826
Computer software	277,993	141,505	136,488
Furniture and fixtures	146,726	92,009	54,717
Office equipment	102,143	76,597	25,546
Leasehold improvements	135,113	69,245	65,868
	1,169,449	728,004	441,445
Computer hardware under capital leases	316,583	263,926	52,657
Office equipment under capital leases	34,373	28,167	6,206
	1,520,405	1,020,097	500,308

2006
Computer hardware	727,362	524,818	202,544
Computer software	648,357	460,971	187,386
Furniture and fixtures	108,748	83,045	25,703
Office equipment	102,143	70,210	31,933
Leasehold improvements	71,829	60,830	10,999
	1,658,439	1,199,874	458,565
Computer hardware under capital leases	288,417	214,479	73,938
Office equipment under capital leases	34,373	16,709	17,664
	1,981,229	1,431,062	550,167

During 2007, capital assets, having a cost and accumulated amortization of $770,998 and net carrying value of nil, were written off.

The acquisitions under capital leases for the years ended March 31, 2007, 2006 and 2005 totaled $28,166, $48,476 and $34,373, respectively.

5.	PATENTS

	2007 $	2006 $
Patents	289,009	222,838
Accumulated amortization	(52,053)	(31,666)
	236,956	191,172
6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007 $	2006 $
Trade accounts payable [note 10]	384,838	463,842
Accrued liabilities	285,272	285,428
Salaries, benefits, commissions and vacation accruals	681,525	687,172
	1,351,635	1,436,442
7.	LONG-TERM DEBT

	2007 $	2006 $
Obligations under capital leases bearing interest at rates ranging from 7% to 25%, repayable in monthly principal and interest installments ranging from $75 to $1,323, guaranteed by the leased assets	71,774	85,816
	71,774	85,816
Less: Current portion of long-term debt	(35,186)	(36,437)
	36,588	49,379

7.	LONG-TERM DEBT [Cont’d]

Payments required over the next years are as follows:

$
2008	44,364
2009	36,807
2010	2,587
Total future minimum payments	83,758
Less: Interest	(11,984)
71,774
8.	CAPITAL STOCK

Authorized before the reverse takeover transaction [LMS Medical Systems Ltd.] [note 1]

An unlimited number of voting Class A common shares, without par value.

An unlimited number of non-voting Class B common shares, without par value.

An unlimited number of convertible preferred shares, voting, with an annual cumulative dividend of 18%, payable in preferred shares of the same category. Each convertible preferred share and all accumulated but unpaid dividends thereon, whether or not declared, shall be automatically converted into common shares, at a rate of 2.70727 common shares for each convertible preferred share, subject to an adjustment of preferred conversion rate clause. The conversion could occur upon the adoption of a resolution by the holders of at least two thirds [66 2/3%] of the then outstanding convertible preferred shares.

Authorized after the reverse takeover transaction [note 1]

An unlimited number of common shares without par value.

Changes in common shares issued and outstanding are summarized as follows:

[i]	Issued and paid

	Common shares
	Number [note 1]	$
March 31, 2004	9,157,434	21,755,681
Issued on reverse takeover [note 1]	406,344	958,432
Issued on conversion of convertible debentures	1,740,000	5,800,000
Issued on exercise of options	49,238	154,095
Issued on exercise of warrants	2,150,161	6,947,820
Issued for cash	3,000,000	12,000,000
March 31, 2005	16,503,177	47,616,028
Issued under the bonus plan	13,872	33,986
Issued under the DSU plan	6,400	15,680
March 31, 2006	16,523,449	47,665,694
Issued in private placements	4,470,229	6,556,623
Issued under the bonus plan	235,046	484,195
March 31, 2007	21,228,724	54,706,512

During the years ended March 31, 2007, 2006 and 2005, LMS completed the following capital stock transactions:

2007

During 2007, 4,470,229 common shares and 422,500 subscriber warrants were issued in three separate private placements for a total consideration of $6,679,148.

As part of the first placement, LMS issued 1,250,000 common shares at $2 per common share for a total consideration of $2,500,000.

8.	CAPITAL STOCK [Cont’d]

As part of the second placement, LMS issued 845,000 common shares and 422,500 subscriber warrants for a total consideration of $1,563,250. The subscriber warrants have a three year life and an exercise price of $1.50 per share. LMS valued these warrants at $122,525 using the Black-Scholes option pricing model with the following assumptions: expected average life of three years, fair value of $1.16 per common share, volatility factor of 0.44, dividend yield of nil and risk-free interest rate of 3.98%. This warrant consideration has been included in the warrants balance [note 8 [ii]].

As part of the third placement, LMS issued 2,375,229 common shares at $1.10 per common share for a total consideration of $2,615,898. In connection with this third placement, LMS also issued 166,266 broker warrants with a three year life and an exercise price of $1.29 per share. LMS valued these warrants at $68,206 using the Black Scholes option pricing model with the following assumptions: expected average life of three years, fair value of $1.25 per common share, volatility factor of 0.44, dividend yield of nil and risk-free interest rate of 3.95%. This warrant consideration has been recorded as a share issue cost within deficit and a corresponding credit in warrants balance [note 8[ii]].

In addition, 235,046 common shares were issued under the LMS Bonus Plan [note 8 [iv], at the amount determined under the Bonus Plan for 2006 of $484,195.

Issuance costs, including the warrants related to above transactions totaled $687,408 and were recorded within deficit.

2006

During 2006, 13,872 and 6,400 common shares were issued under the LMS Bonus and Deferred Share Unit Plans [note 8 [iv] and [v]], at a fair value consideration at the time of issue of $33,986 and $15,680, respectively.

2005

During 2005, common shares were issued for cash consideration from the following transactions: 49,238 common shares were issued for $154,095 following the exercise of options; 2,150,161 common shares were issued for $6,974,820 following the exercise of warrants; and 3,000,000 common shares were issued in a private placement at $4 per share for $12,000,000.

Issuance costs of the private placement totaled $865,625 and are recorded within deficit.

[ii]	Warrants

	Number [note 1]	$
Balance as at March 31, 2004	3,247,338	1,078,500
Exercised	(2,150,161)	(714,108)
Issued in connection with the reverse takeover transaction [note 1]	20,000	33,200
Balance as at March 31, 2005	1,117,177	397,592
Expired	(492,494)	(163,565)
Balance as at March 31, 2006	624,683	234,027
Issued in connection with private placements [note 8 [i]]	588,766	190,731
Expired	(40,427)	(13,425)
Balance as at March 31, 2007	1,173,022	411,333

8.	CAPITAL STOCK [Cont’d]

Each warrant allows its holder to acquire one common share and have the following characteristics:

Exercise price $	Number #	Remaining life in years
1.29	166,266	2.9
1.50	422,500	3.0
3.23	556,134	1.5
3.32	8,122	1.6
4.85	20,000	2.5
	1,173,022

When warrants expire or are exercised, the carrying value of the warrants is credited to contributed surplus.

[iii]	Stock option plan

Prior to April 1, 2004, LMS Medical Systems Ltd. had an employee stock option plan in place for the benefit of employees and directors whereby non-voting Class B common shares can be issued. The maximum number of non-voting Class B common shares issuable under the plan was not to exceed 15% of the outstanding shares of LMS Medical Systems Ltd.

At the time of the reverse takeover transaction [note 1], LMS created a stock option plan for employees, directors and certain external consultants, which was subject to shareholders’ approval. This plan was put in place to replace the stock option plan that existed in LMS Medical Systems Ltd. prior to the reverse takeover transaction. Pursuant to the terms of the new plan, the board of directors is authorized to grant to directors, officers, and employees of LMS and its subsidiaries, as well as to other persons who provide ongoing management or consulting services to LMS or its subsidiaries, options to acquire common shares of LMS at such prices as may be fixed at the time of the grant, provided however that the option exercise price shall not be less than the closing sale price of LMS’s common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option.

Following the reverse takeover transaction described in note 1, all options were transferred and holders received 2.70727 options [491,927 in total] at an average exercise price of $4.44 from the legal parent company, LMS, for each option of LMS Medical Systems Ltd.

Options granted under the new plan are non-assignable and non-transferable, have a maximum term of 10 years and generally vest over three years. The new plan was approved at the shareholders’ annual and special meeting held on September 15, 2004 and the maximum number of options that can be granted under the new stock option plan was fixed at 2,149,942.

Black-Scholes option model assumptions and expense details

LMS determined the fair value of options using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected life	5	5	4.5
Fair value of common shares	$1.84	$2.26	$4.50
Dividend yield	Nil	Nil	Nil
Volatility	0.44	0.427	0.278
Risk free interest rate	4.22%	3.07%	5%
Number of options granted	382,000	335,593	925,465
Fair value of stock options granted	$245,480	$318,000	$1,470,000

LMS records the related stock option expense over the vesting period using the graded vesting method.

8.	CAPITAL STOCK [Cont’d]

Included in the 382,000 options granted in 2007 are 118,000 options issued to a consultant under a service agreement 20,000 options vested immediately upon signing of the agreement and the expense of $13,800 was recognized. 60,000 options vest based on specific trading volume of LMS common shares on the TSX, 20,000 of which have vested as of March 31, 2007. Additional stock option expense of $4,800 was recorded in 2007. The remaining 38,000 options vest at specific dates as agreed to in the agreement. The exercise price of these options is $2.25 and they expire on July 31, 2010.

The changes to number of stock options granted and their weighted average exercise price are as follows:

	Weighted average exercise price
	Number [note 1]	$

March 31, 2004	491,927	4.44
Granted as part of the reverse takeover transaction	66,666	3.00
Exercised	(49,238)	(3.13)
Granted	925,465	4.24
Expired	(26,369)	(3.69)
Cancelled	(21,952)	(4.09)
March 31, 2005	1,386,499	4.30
Granted	335,593	2.26
Expired	(42,722)	(3.26)
Cancelled	(115,973)	(3.87)
March 31, 2006	1,563,397	3.92
Granted	382,000	2.12
Expired	(280,991)	(4.59)
Cancelled	(64,800)	(3.45)
March 31, 2007	1,599,606	3.39

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Exercise price	Number Outstanding as at March 31, 2007	Weighted average Contractual Life	Weighted average exercise price	Number Exercisable as at March 31, 2007	Weighted average exercise price
1.80-2.06	364,000	3.9	1.99	66,667	1.80
2.25-2.45	293,359	3.4	2.38	105,120	2.37
3.69-4.00	146,403	2.5	3.95	104,736	3.94
4.28-4.62	795,844	2.3	4.30	544,099	4.31
1.80-4.62	1,599,606	2.9	3.39	820,622	3.81

The 491,927 options given by LMS in exchange for the options granted by LMS Medical Systems Ltd. prior to the reverse takeover were not subject to the subsequent shareholders’ approval. The fair value of these options were determined based on the Black-Scholes option pricing model of the exercise price of the options in comparison to the value of the share at the time of granting the option using and the following assumptions: expected average life of 5 years, volatility factor of nil, dividend yield of nil and risk-free interest rate of 5%.

Pro forma disclosure regarding the options issued prior to November 1, 2003 is as follows:

	2007 $	2006 $	2005 $

Net loss attributable to common shares - basic and diluted	(9,312,111)	(9,406,172)	(9,236,533)
Additional stock option expense that would have been included in the determination of net loss if the fair value based method had been applied to all awards	6,964	64,532	111,022
Pro forma net loss attributable to common shares - basic and diluted	(9,319,075)	(9,470,704)	(9,347,555)
Pro forma basic and diluted loss per share	(0.50)	(0.57)	(0.61)

8.	CAPITAL STOCK [Cont’d]

[iv] Bonus Plan

In fiscal 2005, LMS established a Bonus Plan [the “Bonus Plan”] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The award is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the Bonus Plan was approved. At the 2006 annual general meeting the maximum number of shares issuable under this plan was increased from 250,000 to 500,000.

2007

For the year ended March 31, 2007, LMS has recorded total bonus expense related to the Bonus Plan in the amount of $675,000. As at March 31, 2007, shares reserved, available and unissued and approved by the shareholders under the Bonus Plan were 250,510 whereas the required number of shares to settle the 2007 bonus is 567,227. As a result of this shortfall, only a portion of the $675,000, or $297,000, representing 249,580 common shares was recorded within the shareholders’ equity section as accruals for bonus expected to be paid by issuing common shares. The remaining balance of $378,000 was recorded as a current liability on the balance sheet. At the 2007 annual shareholder meeting, LMS expects to increase the number of shares issuable under the Bonus Plan at which time this balance will be transferred to shareholders’ equity, if the plan change is approved. Any difference between the amount accrued as a current payable and paid in fiscal 2008 by issuing shares, will be recorded as an adjustment of bonus expense in 2008. The difference would arise from the variation in share price between March 31, 2007 and the date of the approval of the increased maximum number of shares issuable under this plan in 2008.

2006

For the year ended March 31, 2006, LMS has recorded bonus expense related to the Bonus Plan in the amount of $485,373, with a corresponding credit within the shareholders’ equity section.

2005

Prior to the approval of the Bonus Plan by the shareholders and as of March 31, 2005, LMS provided for the bonus totaling $56,000 [14,596 common shares], within the accounts payable and accrued liabilities as there was an obligation to remit cash. Following the approval of the Bonus Plan, the Company issued 13,872 common shares to its employees in the amount of $33,986 as payment of the bonus for the year ended March 31, 2005. The difference of $22,014 between the amount accrued and paid was recorded as a reduction of bonus expense in 2006 due to the variation in share price between March 31, 2005 and the date of the approval of the Bonus Plan.

[v] Deferred Share Unit Plan

In fiscal 2005, LMS established a Deferred Share Unit plan [the “DSU Plan”] that provides for the payment of director’s quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. At the 2005 annual and special meeting of shareholders, the DSU Plan was approved. At the 2006 annual general meeting the maximum number of deferred share units issuable under this plan was increased from 125,000 to 250,000. LMS has the option to remit either cash or common shares to settle the deferred share units.

8.	CAPITAL STOCK [Cont’d]

2007

For the year ending March 31, 2007, LMS has recorded total director compensation expense related to the DSU Plan of $222,500. As at March 31, 2007, shares reserved, available and unissued and approved by the shareholders under the DSU Plan were 142,370 whereas the required number of shares to settle the 2007 DSU compensation is 148,920. As a result of this shortfall, only a portion of the $222,500, or $213,500, representing 141,365 common shares was recorded within the shareholders’ equity section under the DSU balance. The remaining balance of $9,000 was recorded as a current liability on the balance sheet. At the 2007 annual shareholder meeting, LMS expects to increase the number of shares issuable under the DSU Plan at which time this balance will be transferred to shareholders’ equity, if the plan change is approved. Any differences, between the amounts accrued as a current liability and paid in fiscal 2008 by issuing shares, will be recorded as an adjustment of DSU expense in 2008. The difference would arise from the variation in share price between March 31, 2007 and the date of the approval of the increased maximum number of shares issuable under this plan in 2008.

In 2007, 8,028 DSU units, with a value of $20,609 were cancelled at the request of a director, and director compensation was reduced by this amount.

2006

Prior to the approval of the DSU Plan by the shareholders, and as of March 31, 2005, LMS provided for the related directors’ compensation expense of $56,625 within accounts payable and accrued liabilities as there was an obligation to remit cash. Following the approval of the DSU Plan by the shareholders, LMS reduced accrued liabilities and increased the deferred share units account for the deferred share units conditionally granted prior to approval of the Plan. A difference of $20,270 between the amount accrued at March 31, 2005 based on the then share price and the value of the related units issued upon shareholder approval in 2006 was recorded as a reduction in the DSU Plan balance and the related DSU expense in 2006.

Total director compensation expense for the year ended March 31, 2006 was $206,250.

The changes to the DSU Plan balance, number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

	DSU Plan balance $	Number of DSU Units #	Weighted average price of DSU $
Balance as at March 31, 2005	56,625	14,624	3.87
Units granted	206,250	93,006	2.22
Shares issued	(15,680)	(6,400)	(2.45)
Adjustment to DSU balance	(20,270)	—	—
Balance as at March 31, 2006 [presented within shareholders’ equity]	226,925	101,230	2.39
Units granted	222,500	148,920	1.49
Units cancelled	(20,609)	(8,028)	(2.57)
Balance as at March 31, 2007 [$9,000 presented within current payables and $419,816 presented within shareholders’ equity]	428,816	242,122	1.77

9.	COMMITMENTS AND CONTINGENCIES [Cont’d]
[i]	Operating leases

The minimum rentals payable under long-term operating leases for premises and equipment, exclusive of certain operating costs for which LMS is responsible, are as follows:

$
2008	213,737
2009	9,624
2010	9,624
2011	7,321
2012	2,048
242,354

The rental expense for the years ended March 31, 2007, 2006 and 2005 was $214,631, $225,844 and $234,195 respectively.

LMS leases approximately 9,300 square feet of office space provided by Standard Life Insurance Co. In 2006, LMS amended certain terms of the lease, entered into originally in 1997, and received $135,113 of leasehold inducements in 2007, which are being amortized over the remainder of the lease term ending in February 2008 [see note 9 [v]].

[ii]	License agreement

Prior to 2006, LMS entered into a license agreement with a third party in connection with databases to be used within its software products. The license agreement is renewable every year and provides non-transferable, non exclusive licenses until June 2007 and is subject to royalties on revenues derived from the product of the third party.

[iii]	Research agreement

Under a research agreement entered into in 2006, LMS is committed to payments for research expenses of $42,000 in fiscal 2008.

[iv]	Distribution agreements

Under a value added marketing agreement entered into on October 15, 2004 with McKesson Information Systems LLC [“Distributor”], a U.S. based company involved in the development and sale of integrated system tools for hospitals in North America, LMS is committed to interfacing its software with Distributor systems. In addition, LMS agreed not to enter into similar agreements with certain competitors of the Distributor. LMS has the right to interface its software products with other parties. In connection with this agreement, Distributor agreed to acquire licenses and advanced a cash consideration of US$500,000 in 2004. During 2007, the conditions for revenue recognition for a portion of the advance were met, with the remaining balance of US $333,333 [$432,288] included in deferred revenues and deposits from distributors on the balance sheet as at March 31, 2007 [2006 - US$500,000 [$649,000]].

In 2006, LMS entered into an agreement with an insurance broker, to assist hospitals in improving their risk management profile in obstetrics. LMS and this insurance broker work together to expand their customer base.

[v]	Letters of credit

Under a lease agreement for its premises [note 9 [i]], LMS is required to issue a letter of credit secured by an investment of an equivalent amount. The letter of credit is being reduced gradually to $12,500 in February 2008 and is equal to $25,000 at March 31, 2007 [2006 - $50,000]. In addition, under an agreement with a bank, a $50,000 [2006 - $50,000] investment is held as a security. These amounts are presented as restricted non-current investments on the balance sheet.

9.	COMMITMENTS AND CONTINGENCIES [Cont’d]
[vi]	Claims and actions

In the normal course of its business, LMS may be exposed to various claims and actions, including product and service liabilities. These cases often have numerous uncertainties and the outcome of each case is unpredictable and may have a material impact on the consolidated financial statements of LMS. As at March 31, 2007, management has provided for all significant claims and actions against it.

[vii]	Stock exchange listing requirements

LMS is listed on the Toronto Stock Exchange [“TSX”] and the American Stock Exchange [“AMEX”]. During 2007, LMS did not meet certain AMEX minimum listing requirements relating to its shareholders’ equity and was notified by AMEX of this default. As permitted under the securities legislation, LMS presented a plan to AMEX which management believes would bring its listing requirements within the allowable listing requirements within 18 months from February 2007. This plan was accepted by the AMEX. LMS continues to meet the TSX listing requirements.

10.	RELATED PARTY TRANSACTIONS

LMS enters into transactions in the normal course of business with a related company having one common director. These transactions are measured at the exchange amount. The related party management fees expense amounted to $192,300, $191,532 and $184,167 for the years ended March 31, 2007, 2006 and 2005 respectively. Balances due in connection with these transactions are included within accounts payable and amount to $32,050 as at March 31, 2007 and nil as at March 31, 2006.

11.	SPECIAL CHARGES

LMS incurred charges related to professional fees, listing fees and other expenses incurred in connection with the listing of its common shares on the Toronto Stock Exchange which occurred on April 22, 2004 and on the American Stock Exchange which occurred on February 15, 2005.

12.	SUPPLEMENTARY CASH FLOW INFORMATION

The net change in non-cash working capital balances related to operations is as follows:

	2007 $	2006 $	2005 $
Decrease (increase) in current assets
Accrued interest on short-term investments	—	—	(37,563)
Accounts receivable	(1,004,027)	176,152	(532,211)
Investment tax credits receivable	136,000	922,888	27,438
Prepaid expenses	49,181	220,614	379,522
	(818,846)	1,319,654	(162,814)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(84,807)	241,619	34,467
Amounts due under the bonus and deferred unit plans [note 8 [iv] and [v]]	387,000	—	—
Deferred revenue and deposits from distributors	542,980	203,823	297,839
	845,173	445,442	332,306
	26,327	1,765,096	169,492

Significant non-cash investing and financing activities

During 2007, LMS acquired $28,166 in capital assets [2006 - $48,476, 2005 - $34,373] through obligations under capital leases. During fiscal 2006, the Company acquired software in an amount of $107,000 by way of accounts payable.

12.	SUPPLEMENTARY CASH FLOW INFORMATION [Cont’d]

Stock based compensation - cash flow disclosures

	2007 $	2006 $	2005 $
Stock option expense [note 8 [iii]]	560,889	735,070	485,000
Bonus expense [note 8 [iv]]	675,000	485,373	56,000
Amounts of bonus expense included with current liabilities [note 8 [iv]]	(378,000)	—	—
DSU expense [note 8 [v]]	222,500	206,250	56,625
Amounts of DSU expense included with current liabilities [note 8 [v]]	(9,000)	—	—
DSU units cancelled [note 8 [v]]	(20,609)	—	—
Other adjustments - DSU [note 8 [v]]	—	(20,270)	—
Other adjustment - bonus plan [note 8 [iv]]	—	(22,014)	—
	1,050,780	1,384,409	597,625
13.	FINANCIAL INSTRUMENTS

Credit risk and economic dependence

LMS continually evaluates its customers’ credit standing and generally does not require a guarantee. As at March 31, 2007, a distributor represents 94% of trade accounts receivable [as at March 31, 2006 - a distributor (64%) and one customer (25%) represented 89% of trade accounts receivable].

In 2007, revenue generated through a distributor represented 73% of total revenues. In 2006, the distributor and one customer represented 77% of total revenues [distributor - 55%, one customer - 22%]. In 2005, a distributor and three customers represented 65% of total revenues [distributor - 13%, three customers - 52%].

Cash and cash equivalents, investments - restricted and short-term investments, which consist of term deposits as at March 31, 2007 bearing interest at 3.9% [2006 - 3.5%] are principally contracted with two Canadian chartered banks.

Fair values

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, investment tax credits receivable, investments - restricted, accounts payable and accrued liabilities and amounts due under the bonus and deferred share unit plans are a reasonable estimate of their fair values because of their short maturities.

The carrying value of the capital leases included in long-term debt approximates their fair value because management estimates that these capital leases with fixed interest rates have no significant difference between their fair value and their carrying value, based on rates currently available to LMS on capital leases with similar terms and remaining maturities.

Foreign exchange risk

As at March 31, 2007 and 2006, accounts receivable denominated in U.S. dollars [“US$”] amounted to $1,408,729 and $463,000 respectively, [US $1,220,101 and US $397,000] and accounts payable and accrued liabilities and deposits from distributor denominated in US$ amounted in aggregate to $807,741 and $1,114,000 respectively [US $658,513 and US $955,000]. Also, cash and cash equivalents denominated in US$ amounted to $114,516 on March 31, 2007 and $292,000 at March 31, 2006 [US $99,182 and US $250,000 respectively].

14.	INCOME TAXES

The reconciliation of income tax computed at the statutory Canadian tax rates with income tax expense from operations is as follows:

	2007 $	2006 $	2005 $
Tax recovery at statutory rate	(3,090,000)	(2,990,000)	(3,007,000)
Increase (decrease) in income tax recovery resulting from:
Non-deductible expenses	530,000	460,000	41,000
Québec non-taxable investment tax credits	(12,000)	(29,000)	(24,000)
Differences in effective rate attributable to income taxes	213,000	(833,000)	—
Non usable tax losses	999,000	608,000	121,000
Other items	(373,000)	(1,437,000)	(89,000)
Unrecognized tax benefits from operating losses	1,733,000	4,221,000	2,958,000
	—	—	—

The tax effects of temporary differences and net operating losses that give rise to future income tax assets are as follows:

	2007 $	2006 $
Future income tax assets
Tax basis of capital assets and patents in excess of carrying value	437,000	310,000
Non-capital losses carried forward	12,933,000	11,760,000
Non-refundable federal investment tax credits	590,000	502,000
Research and development expenditures	1,491,000	1,180,000
Financing fees	374,000	340,000
Total future income tax assets	15,825,000	14,092,000
Valuation allowance	(15,825,000)	(14,092,000)
Net future income tax assets	—	—

Changes in investment tax credits receivable, and amounts recorded as a reduction of research and development expenses, for each year are summarized as follows:

	2007 $	2006 $	2005 $
Investment Tax Credits Receivable
Balance at the beginning of the year	260,000	1,182,888	1,210,326
Estimated investment tax credits	124,000	260,000	266,936
Excess (reduction) of tax credits received over the estimates for prior years	(14)	67,227	254,460
Investment tax credits recognized in income	123,986	327,227	521,396
Amounts received	(259,986)	(1,250,115)	(548,834)
Balance at the end of the year	124,000	260,000	1,182,888

As at March 31, 2007, the investment tax credits receivable are related to investment tax credits estimated for the fiscal year ended March 31, 2007. At the date these financial statements were prepared, the income tax returns with respect to the year ended March 31, 2007 were not yet filed.

To date, substantially all of LMS’s investment tax credits claimed, filed and assessed by the government authorities have been accepted favorably as submitted. LMS records investment tax credits receivable based on management’s best estimates which are based on past experience and on the nature of the research and development projects and related eligible expenses. Any favorable or unfavorable adjustment that may result following assessment by government authorities will be recorded to income in the period when such assessment is performed.

14.	INCOME TAXES [Cont’d]

LMS has accumulated share issuance expenses of approximately $1,130,000 [2006 - $970,000] that have not been deducted for income tax purposes as well as a non-refundable investment tax credit of approximately $590,000 [2006 - $502,000] related to research and development expenditures which may be utilized to reduce federal income taxes payable in the future years. Accumulated research and development expenses, with an unlimited carry-forward period, were $3,040,000 [2006 - $3,440,000] for federal and $7,580,000 [2006 - $3,670,000] for Quebec tax purposes. Deductible temporary differences relating to capital assets and patents were $1,248,000 [2006 - $536,000] federally and $1,692,000 [2006 - $440,000] for Quebec tax purposes. Also, LMS has non-capital tax losses which are available to reduce future taxable income. The tax benefits of the above items have been fully provided for by a valuation allowance.

The detail of the non-capital tax losses by expiration year is as follows:

	Loss carry-forwards
	Federal $	Québec $	Ontario $	USA $

2008	3,732,000	3,670,000	—	—
2009	5,377,000	5,318,000	—	—
2010	4,081,000	3,970,000	—	—
2014	1,799,000	1,797,000	—	—
2015	6,655,000	6,527,000	103,000	—
2026	6,217,000	5,852,000	331,000	—
2027	6,302,000	6,302,000	—	—
Thereafter	—	—	—	6,269,000
	34,163,000	33,436,000	434,000	6,269,000
15.	ENTREPRISE WIDE INFORMATION

Management has determined that principal activities of LMS operate in a single business segment and have been devoted to the development of leading-edge software based products to be used as decision support tools for obstetricians mainly in the United States [“US”] and in Canada. Information about geographic areas is as follows:

	Canada $	USA $	Total $
March 31, 2007
Revenue	422,516	2,428,749	2,851,265
Capital assets and patents	726,101	11,163	737,264
March 31, 2006
Revenue	165,528	1,416,976	1,582,504
Capital assets and patents	727,468	13,871	741,339
March 31, 2005
Revenue	296,629	763,668	1,060,297
Capital assets and patents	594,914	17,569	612,483
16.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The following material adjustments to LMS’s financial statements would be required to conform with accounting principles generally accepted in the United States [“U.S. GAAP”].

16.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]

Reconciliation of Consolidated Net Loss and Comprehensive Loss

	2007 $	2006 $	2005 $
Net loss under Canadian GAAP	(9,312,111)	(9,406,172)	(9,236,533)
Adjustments to conform to U.S. GAAP
Capital assets used in research and development activity [a]	9,152	21,596	21,596
Net loss and comprehensive loss under U.S. GAAP	(9,302,959)	(9,384,576)	(9,214,937)
Basic and diluted loss per share - U.S. GAAP	(0.50)	(0.57)	(0.60)

16.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]

Reconciliation of Consolidated Balance Sheets

	March 31, 2007				March 31, 2006
	Canadian GAAP $	Adjustments $		U.S. GAAP$	Canadian GAAP $	Adjustments $		U.S. GAAP $

ASSETS
Current assets
Cash and cash equivalents	3,358,995	—		3,358,995	5,481,202	—		5,481,202
Short-term investments	25,000	—		25,000	—	—		—
Accounts receivable	1,567,463	—		1,567,463	563,436	—		563,436
Investment tax credits receivable	124,000	—		124,000	260,000	—		260,000
Prepaid expenses	106,042	—		106,042	155,223	—		155,223
Total current assets	5,181,500	—		5,181,500	6,459,861	—		6,459,861
Investments - restricted	75,000	—		75,000	100,000	—		100,000
Capital assets	500,308	—		500,308	550,167	(9,152	) [a]	541,015
Patents	236,956	—		236,956	191,172	—		191,172
	5,993,764	—		5,993,764	7,301,200	(9,152)		7,292,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,414,453	—		1,414,453	1,436,442	—		1,436,442
Amounts due under the bonus and deferred share unit plans	387,000	—		387,000	—	—		—
Deferred revenue and deposits from distributors	1,168,238	—		1,168,238	551,892	—		551,892
Current portion of long-term debt	35,186	—		35,186	36,437	—		36,437
Total current liabilities	3,004,877	—		3,004,877	2,024,771	—		2,024,771
Long-term portion of deferred revenue and deposits from distributions	358,922	—		358,922	432,288	—		432,288
Long-term debt	36,588	—		36,588	49,379	—		49,379
	3,400,387	—		3,400,387	2,506,438	—		2,506,438

Shareholders’ equity
Capital stock	54,706,512	(3,160,892	) [b]	55,480,952	47,665,694	(2,473,484	) [b]	49,127,542
		3,935,332	[d]			3,935,332	[d]
Warrants	411,333	—		411,333	234,027	—		234,027
Contributed surplus	2,728,057	17,500	[c]	2,745,557	2,153,743	17,500	[c]	2,171,243
Accruals for bonus to be paid by issuing common shares	298,178	—		298,178	485,373	—		485,373
Deferred share units	419,816	—		419,816	226,925	—		226,925
Deficit	(55,970,519)	—		(56,762,459)	(45,971,000)	(9,152	) [a]	(47,459,500)
		3,160,892	[b]			2,473,484	[b]
		(17,500	) [c]			(17,500	) [c]
		(3,935,332	) [d]			(3,935,332	) [d]
Total shareholders’ equity	2,593,377	—		2,593,377	4,794,762	(9,152)		4,785,610
	5,993,764	—		5,993,764	7,301,200	(9,152)		7,292,048

16.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]
[a]	Research and development expenditures

Under Canadian GAAP, research and development expenditures, which meet the capitalization criteria, must be capitalized as deferred costs and amortized over their estimated useful lives. In addition, capital assets used for research and development activities should be capitalized and amortized as any other capital assets. Under U.S. GAAP, research and development expenditures, including capital assets used for a particular research and development project with no alternative future uses, must be charged to the statement of operations in the period they are acquired under SFAS 2. The adjustment for capital assets, which mainly consisted of computer hardware and software acquired prior to April 1, 2005, used in research and development activities for each period is the difference between capitalized acquisition and amortization of such capital assets during that period.

The adjustments to conform to U.S. GAAP for capital assets used in research and development activities consists of the following:

	2007 $	2006 $	2005 $
Amortization	9,152	21,596	21,596
	9,152	21,596	21,596
[b]	Share and equity instrument issuance expenses

Under Canadian GAAP, share and equity instrument issuance expenses are recorded as an increase in deficit. Under U.S. GAAP, shares issuance expenses are recorded as a reduction of related shares and other equity instruments.

Share issue expenses during the years ended March 31, 2007, 2006 and 2005 were $687,408, nil and $865,625, respectively.

[c]	Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees, directors and certain external consultants as described in note 8 [iii]. Under U.S. GAAP, prior to November 1, 2003, LMS measured its stock-based awards using the method prescribed by the Accounting Principals Board opinion [“APB”] No. 25. Under this method, any compensation expense relating to LMS’s stock option plan was reflected over the vesting period of these options. The compensation expense was determined by the excess of the market value of the underlying shares and the exercise price at the date of the grant. During the year ended October 31, 2003, LMS granted 6,768 options exercisable at a nominal amount while the market value was $2.59 per share. These options were exercised in April of 2004. Compensation expense of $1,825 was recorded in 2004 and $15,675 was recorded in 2003 under U.S. GAAP while under Canadian GAAP no compensation expense was recorded.

As required by Canadian and U.S. GAAP, LMS provides in Note 8 of the consolidated financial statements of LMS pro forma net loss and net loss per share if the fair value based method had been applied for options granted prior to November 1, 2003. At that date, LMS adopted the fair value method of Statement of Financial Accounting Standards [“SFAS”] 123 using the prospective method of SFAS 148 which is similar to the transitional provision adopted for Canadian GAAP as mentioned in note 2.

16.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]

In December 2004, the Financial Accounting Standards Board [“FASB”] published SFAS No. 123R, Share-Based Payments. SFAS No. 123(R) amends SFAS 123, Stock-Based Compensation issued in 1995 and supersedes APB No. 25 issued in 1972. Beginning on April 1, 2006, LMS applied SFAS No. 123(R) using a modified version of the prospective application for the stock options granted. Under that transition method, compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award [usually the vesting period]. Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. Since LMS incorporates estimated forfeiture rates in its expense calculation, the adoption of SFAS 123(R) does not result in a reconciling difference between Canadian and U.S. GAAP.

Supplementary disclosures

	Year ended March 31, 2007
	Number of options	Weighted average grant date fair value $
Nonvested stock options at the beginning of the year	882,158	3.86
Nonvested stock options at the end of the year	778,984	2.88
Stock options granted	382,000	1.94
Stock options vested	431,867	3.76
Stock options cancelled	49,964	2.30

The weighted average fair value per option granted for all options outstanding as of March 31, 2007 and 2006 was $3.42 and $3.98, respectively. The total intrinsic value of options exercised during the year ended March 31, 2007 was nil [2006 - nil, 2005 - $44,861].

As of March 31, 2007, the total stock option compensation expense to be recognized in the statement of operations for the next five years is $200,000, $42,000 and $5,000 for 2008, 2009 and 2010, respectively and nil for 2011 and 2012.

The 820,622 stock options exercisable at March 31, 2007, based on the March 31, 2007 closing price of $1.25 per share, have an intrinsic value of nil.

[d]	Conversion of the convertible preferred shares into common shares

The conversion of the convertible preferred shares into common shares that occurred during 2003 was a result of negotiations between LMS and the holders of such shares and not under the terms of the initial agreement. Under U.S. GAAP, this exchange has been accounted for at the fair value of $2.59 per common share for 4.6 million common shares issued totaling $12 million. The excess of the fair value over the carrying value of the convertible preferred shares was recorded within deficit and this excess of $3.9 million was also considered as a dividend to convertible preferred shareholders in the calculation of the basic and diluted loss per share.

16.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES [Cont’d]
[e]	Recent accounting pronouncements under U.S. GAAP

In June 2006, the FASB issued FASB Interpretation No. 48 [FIN 48], “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning on or after December 15, 2006. LMS will adopt this interpretation on April 1, 2007, and is currently assessing the impact of the adoption on its consolidated financial statements.

In September, 2006, the FASB issued SFAS No 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning on or after November 15, 2007. LMS will adopt this statement on April 1, 2008 and is currently assessing the impact of the adoption on its consolidated financial statements.

[f]	Other items

The estimated aggregate amortization expense related to current patents for the five succeeding years, ending March 31, 2008, 2009, 2010, 2011 and 2012 is $20,387, for each of the periods or $101,935 in total.

17.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.